 1-A POS LIVE 0001699683 XXXXXXXX 024-10684 false false true Longfin Corp DE 2017 0001699683 7374 81-5312393 3 0 16-017, 85 BROAD STREET NEW YORK NY 10004 9088640096 Andy Altahawi/Adamson Brothers Other 75.00 0.00 298786.00 0.00 298861.00 280952.00 12000.00 293827.00 5034.00 298861.00 298786.00 280952.00 12000.00 17834.00 0.00 0.00 AJSH & Co LLP Common 7500000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 20000000 7500000 2.5000 50000000.00 0.00 0.00 0.00 50000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false Long Fin Corp Common 7500000 0 75 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.